Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Weyerhaeuser Company:
We consent to the incorporation by reference in the registration statements (No. 333-86114, No. 333-119184, No. 333-140996 and No. 333-159379) on Form S-8 of Weyerhaeuser Company of our report dated June 23, 2009, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Salaried 401(k) Plan (formerly the Weyerhaeuser Company Investment Growth Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Weyerhaeuser Company Salaried 401(k) Plan.
/s/ KPMG LLP
Seattle, Washington
June 23, 2009